# SEC Schedule 13G/A (Amendment No. 20) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PDF SOLUTIONS, INC, CIK 0001120914
CUSIP: 693282105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2858 DE LA CRUZ BOULEVARD, SANTA CLARA, California (CA), 95050
Date of event which requires filing of this statement: 02/12/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001164239

## Reporting persons
- John Kachig Kibarian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 39,718; shared voting power 2,472,756; sole dispositive power 39,718; shared dispositive power 2,472,756; aggregate amount beneficially owned 2,512,474 (6.5% of the class)
  Comment: * Shared Voting and Dispositive Powers refer to shares held in The John Kibarian and Gloria Chen Trust for which Mr. Kibarian is a trustee
  * Percentage is calculated based on a total of 38,801,080 shares of Issuer's Common Stock issued and outstanding as of December 31, 2024

## Item 1. Issuer
Name of issuer: PDF SOLUTIONS, INC
Address of issuer's principal executive offices: 2858 DE LA CRUZ BOULEVARD, SANTA CLARA, CA, 95050.

## Item 2. Person Filing
Name of person filing: John Kachig Kibarian
Address of principal business office or, if none, residence:
2858 De La Cruz Boulevard
Satna Clara, CA 95050
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 2,512,474
Percent of class: 6.5
Sole power to vote or to direct the vote: 39,718
Shared power to vote or to direct the vote: 2,472,756
Sole power to dispose or to direct the disposition: 39,718
Shared power to dispose or to direct the disposition: 2,472,756

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John Kachig Kibarian: /s/John K. Kibarian, John Kachig Kibarian (02/12/2025)